

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


06010046


SEC MAIL
RECEIVED
PROCESSING
JAN 0 3 2006
WASH. D.C.
213
SECTION

19 December 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per. Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH., D.C.
213
SECTION

RELEASE

Assignment of 20% Interest in AC/P20

Cue is pleased to announce the assignment of a 20% interest in AC/P20 in the Timor sea from Todd Petroleum Australia Limited. The effective date of the assignment is 30 July 2005.

Background

AC/P20 contains the Maple-Cash gas field discoveries. The estimated P5O Nome, Montara and Plover formations potentially recoverable gas resource in the field are estimated to be approximately 1 TCF.

The field situated in a 127 metres water depth is located within Australian Commonwealth waters in the Ashmore Cartier area of the Timor sea.

A location map is attached.

Participants in AC/P20 are;

Coogee Resources (Ashmore Cartier) Pty Ltd	80% (Operator)
Cue (Ashmore Cartier) Pty Ltd	20%
(100% owned subsidiary of Cue Energy Resources Ltd)	

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

19 December 2005



Cue Energy Resources Limited

LOCATION ASHMORE CARTIER PERMIT


Sunrise-
Troubadour
Evan Shoals
AC/P20
(Cash-Maple
~200 km
Bayu-Undan
~700 km
Darwin
Crux
Scott Reef
-Ichthys
Brecknock